Jeffrey I. Moore	Arquitos Capital Management	Alesia Asset Management
1904 Deauville Dr	4910 Sunset Lane	22287 Mulholland Hwy
Lexington, KY 40504	Annandale, VA 22003	Suite 180
		Calabasas, CA 91302

June 2, 2014

VIA EMAIL AND CERTIFIED MAIL

Sitestar Corporation
7109 Timberlake Road
Lynchburg, VA 24502

> Re: Demand to Inspect Stocklist Materials Pursuant to Chapter 78, Section 105 of the
> Nevada Revised Statutes; Demand to Inspect Books and Records Pursuant to Article VI
> of Sitestar Corporation (Formerly White Dove Systems, Inc.) Articles of Incorporation

Dear Sirs,

We are writing to demand to inspect the Company's Books and Records in order to investigate possible mismanagement and waste of corporate assets, to enable the Record Holders to communicate with the Company's other stockholders on matters relating to their interests as stockholders, and to consider the solicitation of proxies should the Company hold an annual meeting or special meeting.

Jeffrey I. Moore, a board member and private individual domiciled in Kentucky is the beneficial owner of 5,368,373 shares and the record owner of 2,610,849 shares of Common Stock, $0.001 par value per share of Sitestar Corp, a Nevada corporation (Company). Arquitos Capital Partners, LP, a Delaware limited partnership, and Steven L. Kiel, its managing member, are the beneficial owner of 3,734,145 shares of Common Stock of the Company. Alesia Value Fund, LLC, a California limited liability company, is the beneficial owners of 2,420,683 shares and Jeremy K. Gold, a private individual domiciled in California and a managing member of Alesia Asset Management is the record owner of 80,000 shares of Common Stock of the Company.

As record owners of the Common Stock of the Company, Jeffrey I. Moore and Jeremy K. Gold (Record Holders) hereby demand, pursuant to Chapter 78, Section 105 of the Nevada Revised Statutes and the common law of the State of Nevada, that it and its representatives and agents be given, during the

Company's usual business hours, the opportunity to inspect the following stocklist materials of the Company and to make copies and/or extracts therefrom:

a) A complete record or list of the Company's stockholders, certified by the Company or its transfer agent, showing the names and addresses of each stockholder and the number of shares of stock registered in the name of each such stockholder.

b) A magnetic computer tape list, computer disk or other electronic media containing the information referred to in paragraph (a), together with the computer processing data necessary to make use of such information on electronic media and a hard copy printout of such information in order of descending balance for verification purposes.

c) All daily transfer sheets showing changes in the names and addresses of the Company's stockholders and/or in the number of shares of the Company's stockholders which are in, or come into, the possession of the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the stockholder list referred to in paragraph (a).

d) All information in or which comes into the Company's or its agents' possession, or which can reasonably be obtained from nominees of any central certificate depository systems or their nominees, brokers, dealers, banks, respondent banks, clearing agencies or voting trustees or their nominees, concerning the names and addresses of, and the number of shares held by, the actual beneficial owners of shares of Common Stock of the Company, including, without limitation, participating brokers, dealers, banks and other financial institutions which own shares of Common Stock of the Company for their own or their customers' account.

e) All information in, or which comes into, the Company's possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or other nominees, relating to the names of the non-objecting beneficial owners of the Common Stock (commonly referred to as a "NOBO" list) whose shares are held by brokers, dealers, banks, clearing agencies, voting trustees or their nominees pursuant to Rule 14b-1(b) or Rule 14b-2(b) under the Exchange Act, in the format of a magnetic computer tape, computer disk or similar electronic media listing of such owners showing the name, address and number of shares of Common Stock registered in the name of each such owner in descending balance order.

f) Any stop transfer lists or stop lists relating to any shares of stock of the Company.

g) A complete and correct copy of the bylaws and articles of incorporation of the Company, as in effect now and as amended from time to time.

Each item is requested to be complete and correct as of two days after the date of this letter (or another recently practicable date). The Record Holders demand further that all modifications, additions or deletions to any and all information in the demand materials be immediately furnished as such modifications, additions or deletions become available to the Company or its representatives or agents.

This demand is pursuant to Chapter 78, Section 105 of the Nevada Revised Statutes, a copy of which is reproduced below. If you have any questions pertaining to your obligations to abide by this statute, the Record Holders strongly urge you to consult with counsel.

NRS 78.105 Maintenance of records at registered office; inspection and copying of records; civil liability; penalties.

1. A corporation shall keep a copy of the following records at its registered office:
   (a) A copy certified by the Secretary of State of its articles of incorporation, and all amendments thereto;
   (b) A copy certified by an officer of the corporation of its bylaws and all amendments thereto; and
   (c) A stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively. In lieu of the stock ledger or duplicate stock ledger, the corporation may keep a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete mailing or street address where the stock ledger or duplicate stock ledger specified in this section is kept.

2. A stock ledger, duplicate stock ledger or statement setting out the name of the custodian of the stock ledger or duplicate stock ledger described in paragraph (c) of subsection 1 must be maintained by the registered agent of the corporation for 3 years following the resignation or termination of the registered agent or the dissolution of the corporation by the Secretary of State.

3. Any person who has been a stockholder of record of a corporation for at least 6 months immediately preceding the demand, or any person holding, or thereunto authorized in writing by the holders of, at least 5 percent of all of its outstanding shares, upon at least 5 days' written demand is entitled to inspect in person or by agent or attorney, during usual business hours, the records required by subsection 1 and make copies therefrom. Holders of voting trust certificates representing shares of the corporation must be regarded as stockholders for the purpose of this subsection. Every corporation that neglects or refuses to keep the records required by subsection 1 open for inspection, as required in this subsection, shall forfeit to the State the sum of $25 for every day of such neglect or refusal.

4. If any corporation willfully neglects or refuses to make any proper entry in the stock ledger or duplicate copy thereof, or neglects or refuses to permit an inspection of the records required by subsection 1 upon demand by a person entitled to inspect them, or refuses to permit copies to be made therefrom, as provided in subsection 3, the corporation is liable to the person injured for all damages resulting to the person therefrom.

5. When the corporation keeps a statement in the manner provided for in paragraph (c) of subsection 1, the information contained thereon must be given to any stockholder of the corporation demanding the information, when the demand is made during business hours. Every corporation that neglects or refuses to keep a statement available, as in

this subsection required, shall forfeit to the State the sum of $25 for every day of such neglect or refusal.

6. In every instance where an attorney or other agent of the stockholder seeks the right of inspection, the demand must be accompanied by a power of attorney signed by the stockholder authorizing the attorney or other agent to inspect on behalf of the stockholder.

7. The right to copy records under subsection 3 includes, if reasonable, the right to make copies by photographic, xerographic or other means.

8. The corporation may impose a reasonable charge to recover the costs of labor and materials and the cost of copies of any records provided to the stockholder.
   [80:177:1925; A 1951, 332]—(NRS A 1959, 29; 1963, 217; 1965, 978; 1991, 1214; 1997, 697; 2003, 3082; 2007, 2642)

In addition, pursuant to Article VI of the Articles of Incorporation for Sitestar Corp. (Formerly White Dove Systems, Inc.), the Record Holders hereby demand the right (in person or by representative or other agent), during the usual hours for business, to inspect the following books and records and other documents of the Company (collectively, "Books and Records") and to make copies or extracts therefrom:

1. The agendas and minutes of meetings of the Board of Directors (including any Board resolutions), or any committee thereof, of the Company from January 1, 2010 to the present.

2. The agendas and minutes of stockholders' meetings of the Company from January 1, 2004 to the present.

3. All documents evidencing ownership of real property including any sale or purchase agreements, and all agreements related to leases of real property.

4. All documents relating to lease payments by the company.

5. All documents evidencing any outstanding loans (and the balances thereon) on which the Company (or any of its subsidiaries) is the obligor including, without limitation, all mortgages, notices of default and correspondence with respect to such loans, and all ledgers of other financial records regarding the balances due with respect to such loans;

Please make the Stocklist Materials and Books and Records available for inspection no later than June 11, 2014 during normal business hours.

If you refuse to permit the inspection and copying demanded herein, or fail to reply to this demand, within five (5) business days from the date hereof, the Record Holders will conclude that this demand has been refused and reserve the right to take appropriate steps to secure its rights to examine and copy the demand materials. Furthermore, if you refuse to comply with this demand, we will seek reimbursement of any and all expenses, legal or otherwise, related to enforcing our inspection rights. Please see NRS Chapter 78, Section 105, Paragraph 4 above for reference.

The Record Holders reserve the right to withdraw or modify this demand at any time, and to make other demands of the Company whether pursuant to the Nevada Revised Statutes, other applicable law, or the Company's articles of incorporation or bylaws.

Please advise Jeffrey I. Moore and Jeremy K. Gold, with a copy to Steven L. Kiel in writing, where and when the Stocklist Materials and Books and Records will be available for inspection. The signatories may be notified via email at jeff.i.moore@icloud.com, jeremy@alesiamanagement.com, and steven.kiel@arquitos.com respectively, or via mail with a return receipt. Please be advised that the undersigned will bear the reasonable costs incurred by the Company in connection with the production of the information demanded.

Sincerely,

By: /s/ Jeffrey I. Moore
Jeffrey I. Moore

By: /s/ Jeremy K. Gold
Jeremy K. Gold
Managing Member
Alesia Value Fund, LLC

By: /s/ Steven L. Kiel
Steven L. Kiel
Managing Member
Arquitos Capital Partners, LP